NR08-11	May 12, 2008

ITH Commences 42,000 metre Resource Drilling Program
at the Livengood Gold Project, Alaska

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX Venture: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce the start of resource expansion drilling at the Livengood Gold Project.  The Company plans to drill approximately 42,000 metres in 150-175 holes within the core target area, which covers an area of approximately 1.5 square kilometres.  The resource expansion program will focus on the higher-grade Lillian Zone of the deposit and is designed to double the size of the 2.0M ounce inferred gold resource (87.8 Mt at a grade of 0.71 g/t using a 0.50 g/t gold cutoff) (See NR-08-06) which is contained within the global inferred resource of 3.3 M ounces of gold (188 Mt at a grade of 0.54 g/t gold using a 0.30 g/t gold cutoff) (Figure 1).  The Lillian Zone has returned a number of higher grade intervals such as 8.8 metres of 9.95 g/t gold, 8.5 metres of 9.64 g/t gold and 3.5 metres @ 7.33 g/t gold contained within thick (greater than 50 metre) intervals averaging above 1 g/t gold.

The grade-tonnage curve produced from the initial resource calculation using 48 drill holes indicates there is a significant potential to define a large resource at Livengood.  With just 25% of the core target area drilled to date, the Company considers that the upside potential for the deposit is enormous.  Readers are cautioned that mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

Figure 1.  Livengood grade tonnage curve for initial inferred resource

The drill program, which is expected to continue until December 2008, will utilize two large reverse circulation drills and one core drill operating 24 hours per day seven days a week.  The plan is to grid drill an area of roughly 2 kilometres by 800 metres, with a nominal drillhole spacing of 75 metres.  The program will test both the volcanic hosted and higher grade sediment hosted targets within the main structural corridor (Figure 2).

Mineralization outcrops at the surface and extends to the current depth of drilling (approximately 250 metres), with an average of 30% of all holes mineralized above the 0.25 g/t gold cutoff grade.  In addition, the Company has also begun baseline environmental studies as well as an expanded metallurgical program to better characterize the primary ore types in the Livengood deposit.

To ensure the efficient and effective development of the Livengood deposit, the Company has hired Mr. Robert Butts as project manager.  Mr. Butts was instrumental in working with Mr. Pontius during the discovery and development of the Cripple Creek deposit in Colorado.  Cripple Creek is a large low-grade bulk tonnage deposit, which has now exceeded 15M ounces of gold in combined production and resource.

Jeffrey Pontius, President and CEO of ITH, stated “We are very excited to move the Livengood deposit to this next stage of development as this type of opportunity to define a major new gold deposit in such a logistically and politically favourable location is very rare”.

Figure 2: Outline of Lillian Zone (Red Box) 2008 grid drill area, Livengood Project.

Livengood Project Overview

The Livengood project is 100% owned by ITH.  It is located 100 kilometres north of Fairbanks, Alaska on the all weather paved Elliot Highway which provides year round access and excellent logistics.  The project is 80 kilometres north of the Fort Knox Mine, Alaska’s largest gold mine.

Drilling in 2006 and 2007 by the Company at Livengood has shown that the gold mineralization is hosted primarily in a sequence of Devonian sediments and volcanics.  These units represent favourable hosts and are pervasively mineralized throughout the core project area.  The gold mineralization at Livengood is believed to be related to a 90Ma Cretaceous magmatic event and would therefore be part of the regional Mid Cretaceous mineralizing event which produced the Pogo Deposit (5M ounces of gold) and the Fort Knox deposit (10M ounces of gold).  Initial gold recovery tests indicate that the bulk of the mineralization encountered to date is highly amenable to cyanide recoveries (NR-08-06).

Qualified Person

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is not independent of the Company, as he is the President and CEO.

Qualified Person and Quality Control/Quality Assurance

The work program at Livengood has been designed and is supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the Company’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation samples are collected with half remaining on site and half being sent for analysis.  Representative chips are kept for reference.  All samples are tracked using barcodes to minimize errors.  Sample shipments are sealed on site and shipped to ALS Chemex for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential expansion of the currently identified resource at Livengood, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Concerning Reserve and Resource Estimates

This press release and other information released by ITH uses the terms “resources”, and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of inferred resources will ever be converted into reserves.  Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by ITH in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.  United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.